OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Beyondtrade Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8805 Ryegate Court
(No. and Street)

St. Louis	MO	63127-1434
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Brown	678-894-1959	mobrown@bdsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

4/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Beyondtrade Securities, Inc., as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO & Financial Operations Principal

BENGIE MAR SOLON DIAMOS
Notary Public - State of Georgia
Forsyth County
My Commission Expires Feb 18, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BEYONDTRADE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(d)

For the Year Ended June 30, 2023

BEYONDTRADE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Year Ended June 30, 2023

TABLE OF CONTENTS

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Beyondtrade Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beyondtrade Securities, Inc. (the Company) as of June 30, 2023, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beyondtrade Securities, Inc. as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Jerome Davies, CPA, P.C

Marietta, Georgia
September 14, 2023

BEYONDTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2023

ASSETS

Cash	$	90,100
Fixed assets, net		3,016
Prepaid expense		329
TOTAL ASSETS	$	93,445

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expense		35,574
TOTAL LIABILITIES		35,574
STOCKHOLDER'S EQUITY		
Common stock, $0.000010 par value, 10,000,000 shares authorized, issued and outstanding		100
Additional paid in capital		1,049,900
Retained earnings (accumulated deficit)		(992,129)
Total stockholder's equity		57,871
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	93,445

The accompanying notes are an integral part of these financial statements.

BEYONDTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2023

REVENUES	
TOTAL REVENUE	$ --
EXPENSES	
Professional services	17,100
Depreciation	3,016
Regulatory fees	2,840
Technology and communications	1,142
Other operating expenses	3,625
TOTAL EXPENSES	27,723
OPERATING LOSS	$ (27,723)
Loss before income taxes	(27,723)
Provision for income taxes	---
NET LOSS	$ (27,723)

The accompanying notes are an integral part of these financial statements.

BEYONDTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2023

	Number of Shares	Common Stock	Additional Paid in Capital	Retained Earnings (accumulated deficit)	Total
Balance at June 30, 2022	10,000,000	$ 100	$ 999,900	$ (964,406)	$ 35,594
Net loss	--	--	--	(27,723)	(27,723)
Contribution from stockholder	--	--	50,000	--	50,000
Balance at June 30, 2023	10,000,000	$ 100	$ 1,049,900	$ (992,129)	$ 57,871

The accompanying notes are an integral part of these financial statements.

BEYONDTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2023

OPERATING ACTIVITIES			
Net loss		$	(27,723)
Items which do not affect cash:			
Depreciation	3,016		
Adjustments to reconcile net loss to net cash used by operating activities:			
(Increase) decrease in assets			
Prepaid expense	(220)		
(Decrease) increase in liabilities			
Accounts payable and accrued expense	3,529		
Total adjustments			6,325
Net cash used by operating activities			(21,398)
FINANCING ACTIVITIES			
Additional paid in capital	50,000		
Net cash provided by financing activities			50,000
NET CASH INCREASE			28,602
Cash at beginning of year			61,498
Cash at end of year		$	90,100

Supplemental disclosure of cash flow information:		
Interest paid	$	--
Income tax paid	$	--

The accompanying notes are an integral part of these financial statements.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2023

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

Beyondtrade Securities, Inc. (the "Company") is a Delaware corporation formed in 2017 under the name Mypaltrade Securities, Inc. and changed its name to Beyondtrade Securities, Inc. in December 2019. The Company is a wholly owned subsidiary of Beyondtrade Securities Group, Inc. (the Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received membership approval from the Financial Industry Regulatory Authority (FINRA) on July 10, 2019. The Company has approval from FINRA to provide on-line and electronic brokerage service on an agency basis to retail customers in listed and over-the-counter equity and option securities and exchange traded funds. As of June 30, 2023, the Company has not commenced brokerage operations with retail customers.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 on a trade date basis for customer securities transactions. There were no unsatisfied performance obligations at June 30, 2023.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Agreements with clearing brokers

The Company has signed a Letter of Intent with a clearing broker-dealer to execute a fully-disclosed clearing agreement with the clearing broker. Under the agreement the Company will not carry, or clear customer accounts and all customer transactions will be introduced to, and executed and cleared by, its clearing broker on behalf of the Company. Once executed, the Company's agreement with its clearing brokers will provide that as clearing broker, it will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act").

As of June 30, 2023, the Company had not executed a clearing agreement with any clearing broker and had not commenced brokerage operations with retail customers.

Fixed Assets

Fixed assets are stated at cost, net of depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (generally five to ten years).

NOTE 2: Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3: Income Taxes

The Company has available at June 30, 2023, unused net operating losses, which may be applied against future taxable income resulting in a deferred tax asset of approximately $ 118,900. The net operating loss begins to expire in the year 2039 for state income tax purposes. A 100% valuation allowance has been established against this benefit since management believes it is more likely than not that the asset will not be realized.

Differences between income tax expense for the year and the amount of income tax expense that would result from applying statutory rates to pretax income were primarily attributed to net operating loss carryforwards.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. Accordingly, the Company is generally no longer subject to examination of income tax returns filed more than three years prior to the date of these financial statements.

NOTE 4: Fixed Assets

Fixed assets consisted of the following at June 30, 2023:

Machinery and equipment	$ 11,133
Furniture and fixtures	5,800
	$ 16,933
Less accumulated depreciation	(13,917)
	$ 3,016

Depreciation expense for the year ending June 30, 2023 was $3,016.

NOTE 5: Financial Instruments and Concentration of Risk

The Company maintains cash in a depository account with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company subject to FDIC insured limit is $90,100 as of June 30, 2023.

NOTE 6: Commitments and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2023.

NOTE 7: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1.

At June 30, 2023, the Company has net capital of $54,526 which exceeded the required net capital by $49,526 and its aggregate indebtedness to net capital ratio was 0.65 to 1.

NOTE 8: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements through the date the financial statements were issued. Based upon this review, the Company has determined that there were no subsequent events or transactions that would have a material impact on its financial statements.

BEYONDTRADE SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of June 30, 2023

Total stockholder's equity from Statement of Financial Condition	$	57,871
Deductions and/or charges		
Fixed assets net of depreciation		(3,016)
Prepaid expense		(329)
Total deductions		(3,345)
Net capital		54,526
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness)		(5,000)
Excess net capital	$	49,526
AGGREGATE INDEBTEDNESS	$	35,574
Ratio of Aggregate Indebtedness to Net Capital		0.65 to 1

There is no material difference between the net capital computation shown here and the net capital shown on the Company's most recently filed amended Form X-17A-5 report dated June 30, 2023.

See Report of Independent Registered Public Accounting Firm

BEYONDTRADE SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2023

The Company is exempt from the determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2023

The Company is exempt from the possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Beyondtrade Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Beyondtrade Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Marietta, Georgia
September 14, 2023

BEYONDTRADE SECURITIES, INC.

EXEMPTION REPORT
For the Year Ended June 30, 2023

The Company is responsible for complying with Rule 17a-5 of the Securities Exchange Act of 1934: “Reports to be made by certain brokers and dealers”. We have performed an evaluation of the Company's compliance with the requirements Rule 17a-5 and the exemption provisions in Rule 15c3-3(k). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of Rule 15c3-3(k) under which the Company claimed an exemption from Rule 15c3-3: (k)(2)(ii).

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2023 without exception.

Michael O. Brown
CFO and Financial Operations Principal